Exhibit 99.2

PRESS RELEASE

SCHMID Group Update on Order Situation and Market Development in 2025

Freudenstadt, May 21, 2025 - Following a challenging year in 2024, which was particularly affected by the ongoing trade conflict between the USA and China, the SCHMID Group is now experiencing a welcome turnaround. Incoming orders are currently within the expected range, confirming the positive market trend that began to emerge at the end of 2024.

A key driver of this development is the dynamic growth in the AI server segment. Increasing market interest and rising demand in this area are leading to a significant surge in volume. Current assessments suggest that this trend will continue and intensify throughout the remainder of 2025 and into 2026 — offering SCHMID a promising outlook.

“The current market signals clearly show that our strategic realignment is bearing fruit,” says Christian Schmid, CEO of the SCHMID Group. “The situation is visibly stabilizing — and we are seizing the opportunities provided by technological advancements, particularly in the field of artificial intelligence.”

At the same time, SCHMID is responding to ongoing global challenges resulting from the trade conflict, which continues to be viewed as a medium- to long-term influencing factor. The company is currently evaluating several strategic and financial partnership opportunities to further strengthen its market position in key regions and to dynamically expand growth through targeted collaborations.

“Our goal is to ensure long-term competitiveness and enable sustainable growth,” Christian Schmid continues. “We expect to make timely decisions on these cooperation initiatives in order to seize the opportunities at hand swiftly and effectively.”

The SCHMID Group looks ahead with confidence to the coming months and years.
A combination of clear strategic direction and favorable market trends provides a strong foundation for a sustainable growth trajectory.

About the SCHMID Group

The SCHMID Group is a global leader in providing solutions for the high-tech industry in the fields of electronics, photovoltaics, glass, and energy systems. SCHMID N.V. and Gebr. SCHMID GmbH are headquartered in Freudenstadt, Germany. Founded in 1864, the company currently employs over 800 people worldwide and operates technology centers and production facilities at multiple locations, including Germany and China, along with several global sales and service locations. The Group focuses on developing customized equipment and process solutions for a variety of industries, including electronics, renewable energy, and energy storage. Our system and process solutions for the production of substrates, printed circuit boards, and other electronic components ensure cutting-edge technology, high yields at low production costs, maximum efficiency, quality, and sustainability through environmentally friendly manufacturing processes.

For more information about the SCHMID Group, please visit: www.schmid-group.com